DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

October 27, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Trillium Therapeutics Inc.
Amendment No. 1 to Registration Statement on Form 20-F
Filed October 3, 2014
File No. 001-36596

Dear Sirs and Mesdames:

On behalf of our client, Trillium Therapeutics Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated October 22, 2014 (the “Comment Letter”), in respect of the above noted filing (the “Form 20-F”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

TTI-1612, page 30

1.	We note your response to our prior comment 7. Please revise your disclosure to give the meaning and significance of the terms “HB-EFG” and “urothelium” on page 30 of your amended filing.

The requested disclosure on page 30 will be amended as follows on the filing of Amendment #2, under the noted heading:

The following sentence will be added after the end of the first sentence in the first paragraph under the noted heading: “HB-EGF is a naturally occurring protein that triggers cell growth and stimulates wound healing.”

The words “bladder urothelium” in the last sentence of the first paragraph under the noted heading will be deleted and replaced with “bladder’s epithelial cell layers”.

Major shareholders and Related Party Transactions, page 61

2.

We note your reply to comment 20 and your disclosure that “54% of your common shares and 100% of your Series I First Preferred” shares are held by record holders in the United States. Please tell us how you have determined that you meet the definition of a foreign private issuer and are therefore able to use Form 20-F.

October 27, 2014

The Company respectfully submits that it meets the definition of a foreign private issuer, as set out in the tests Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-4 under the Act, on the basis that more than 50% of its outstanding voting securities are held by U.S. residents and none of the following three circumstances applies:

(i)	The majority of its executive officers or directors are U.S. citizens or residents.

The Company has four executive officers, none of whom are U.S. citizens or residents, and seven directors, only three of whom are U.S. citizens or residents.

(ii)	More than 50% of the issuer’s assets are located in the United States.

Less than 50% of the Company’s assets are located in the United States. The Company’s assets are predominantly located in Canada.

(iii)	The issuer’s business is administered principally in the United States.

The Company’s business is administered principally in Canada. The Company’s permanent establishment in Toronto, Ontario, is the Company’s sole business location.

Notes to the Consolidated Financial Statements
10. Share capital, page F-16

3.

Please refer to your response to comment 23. Please revise your disclosure related to volatility to clarify that the historical volatility of a peer group was used and why. Please refer to paragraph 47 of IFRS 2.

The requested disclosure on page F-16 will be amended as follows on the filing of the second amendment to the 20-F, under the noted heading.

The following sentence will be deleted: “The volatility is based solely on historical volatility equal to the expected life of the option.”

The following sentences will be added: “The volatility for 2013 is based solely on historical volatility equal to the expected life of the option. Due to the significant changes in the operations of the Company in 2013, the Company concluded that for 2014 the use of historical volatility would not reflect the best estimate of forward looking volatility. For 2014, the Company compiled a peer group of biotechnology companies and their historical volatilities, and determined a reasonable estimate of forward looking volatility.”

October 27, 2014

4.

With regard to your response to comment 23, provide us with the names of the peer companies you used and describe the characteristics of those companies which you considered in deeming them similar to you. Include the volatility of each peer company.

Please see below table for the comparable companies used by the Company, and their 7-year historical volatility. The comparable companies are biotechnology companies selected based on similar industry classifications.

Comparable Companies	Ticker	Historical Volatility 7 Year
Geron Corporation	Nasdaq: GERN	87.0%
EpiStem Holdings PLC	AIM: EHP	24.0%
TiGenix N.V.	ENXTBR: TIG	64.5%
Osiris Therapeutics, Inc.	Nasdaq: OSIR	70.6%
StemCells Inc.	Nasdaq: STEM	81.8%
Pluristem Therapeutics, Inc.	Nasdaq: PSTI	104.6%
Neostem, Inc.	AMEX: NBS	110.3%
Neuralstem, Inc.	AMEX: CUR	75.7%
BioTime, Inc.	AMEX: BTX	86.7%
Comparable Company Average		78.4%

The Company used a 75% volatility assumption, as supported by the comparable company seven year historical volatility information summarized above.

October 27, 2014

Notes to the Consolidated Financial Statements
7. Intangible assets, page F-35

5.

Please refer to your response to comment 25. You state that the intangible assets acquired from Trillium Privateco are patent rights and not in-process research and development. Therefore, please revise your disclosure on page F-108 which states that the $1,018,037 was attributed to the in-process research and development.

The requested disclosure on page F-108 will be amended as follows on the filing of the second amendment to the 20-F, under the noted heading:

“On applying the acquisition method of accounting, the purchase consideration of $2,850,836 exceeded the net tangible assets acquired of Trillium Privateco in the amount of $1,018,037 which was attributed to the licensed patent rights.”

*           *          *

On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *          *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

 /s/ Daniel M. Miller

Daniel M. Miller

cc:	James Parsons
Trillium Therapeutics Inc.